United states
                       Securities and exchange commission
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*



                           Bancorp Rhode Island, Inc.
                                (Name of Issuer)

                     Common Stock $0.01 par value per share
                         (Title of Class of Securities)

                                   059690 10 7
                                 (CUSIP Number)

                                September 1, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]       Rule 13d-1(b)

[  ]       Rule 13d-1(c)

[X]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP No. 059690 10 7

1.     Names of Reporting Persons:  Greenwood Partners, LP

       I.R.S. Identification Nos. of above persons (entities only):  04-3211611

2.     Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)

       (b)

3.     SEC Use Only

4.     Citizenship or Place of Organization:  Massachusetts

Number of            5.       Sole Voting Power:  0
Shares
Beneficially         6.       Shared Voting Power:  205,684
Owned by
Each Reporting       7.       Sole Dispositive Power:  0
Person With
                     8.       Shared Dispositive Power:  205,684

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:  205,684

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

11.    Percent of Class Represented by Amount in Row (9):  5.5%

12.    Type of Reporting Person (See Instructions):  PN

                              CUSIP No. 059690 10 7

1.    Names of Reporting Persons:  Arnold Mullen

      I.R.S.  Identification  Nos.  of  above  persons  (entities  only):Not
      Applicable

2.    Check the Appropriate Box if a Member of a Group (See Instructions):

      (a)

      (b)

3.    SEC Use Only

4.    Citizenship or Place of Organization:  Florida

Number of          5.   Sole Voting Power:  16,909
Shares
Beneficially       6.   Shared Voting Power:  205,684 Disclaimed (See 9 below).
Owned by
Each Reporting     7.   Sole Dispositive Power:  16,909
Person With
                   8.   Shared  Dispositive  Power:  205,684  Disclaimed (See 9
                        below).

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 16,909. Beneficial ownership of 205,684 shares, held in the name of Greenwood Partners, LP, is disclaimed. See Note 1 below.

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

11.    Percent of Class Represented by Amount in Row (9):  0.45%

12.    Type of Reporting Person (See Instructions):  IN


Note 1: Reporting Person Arnold Mullen is the sole general partner of Greenwood Partners, LP, a Reporting Person on this Schedule 13G. Greenwood Partners, LP has an interest that relates to more than 5% of the class of securities reported herein.

Item 1.
        (a)    Bancorp Rhode Island, Inc.

        (b)    One Turks Head Place, Providence, Rhode Island 02903

Item 2.

        (a)   (i)    Greenwood Partners, LP

              (ii)   Arnold Mullen

        (b)   (i)    1601 Forum Place, Suite 905, West Palm Beach, Florida 33401

              (ii)   1601 Forum Place, Suite 905, West Palm Beach, Florida 33401

        (c)   (i)    Massachusetts

              (ii)   Florida

        (d)   Common Stock, par value $0.01 per share

        (e)   059690 10 7

Item 3. Not Applicable.

Item 4. Ownership.

        (a) Amount beneficially owned: See paragraph 9 of cover pages. Reporting Person Arnold Mullen, sole general partner of Greenwood Partners, LP, disclaims beneficial ownership of 205,684 shares, which are held by Greenwood Partners, LP, and the filing of this Schedule 13G shall not be construed as an admission that Reporting Person Arnold Mullen is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of shares in an amount greater than that listed in paragraph 9 of his cover page.

        (b)    Percent of class:  See paragraph 11 of cover pages.

        (c)    Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote: See paragraph 5 of cover pages.

              (ii) Shared power to vote or to direct the vote: See paragraph 6 of cover pages.

              (iii) Sole power to dispose or to direct the  disposition  of: See paragraph 7 of cover pages.

              (iv) Shared power to dispose or to direct the disposition of: See paragraph 8 of cover pages.

Item 5.  Not Applicable.

Item 6.  Not Applicable.

Item 7.  Not Applicable.

Item 8.  Not Applicable.

Item 9.  Not Applicable.

Item 10. Not Applicable.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             GREENWOOD PARTNERS, LP

                             April 19, 2001
                             --------------------------------------------
                             Date

                             /s/ Arnold Mullen
                             --------------------------------------------
                             Signature

                             Arnold Mullen/General Partner
                             --------------------------------------------
                             Name/Title

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             ARNOLD MULLEN

                             April 19, 2001
                             --------------------------------------------
                             Date

                             /s/ Arnold Mullen
                             --------------------------------------------
                             Signature

                             Arnold Mullen
                             --------------------------------------------
                             Name/Title


                             JOINT FILING AGREEMENT

            This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date with respect to beneficial ownership of the undersigned of shares of the common stock, par value $0.01 per share, of Bancorp Rhode Island, Inc., is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                             GREENWOOD PARTNERS, LP

                             April 19, 2001
                             --------------------------------------------
                             Date

                             /s/ Arnold Mullen
                             --------------------------------------------
                             Signature

                             Arnold Mullen/General Partner
                             --------------------------------------------
                             Name/Title

                             ARNOLD MULLEN

                             April 19, 2001
                             --------------------------------------------
                             Date

                             /s/ Arnold Mullen
                             --------------------------------------------
                             Signature

                             Arnold Mullen
                             --------------------------------------------
                             Name/Title